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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Centex Construction Products, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

15231R 10 9

(CUSIP Number)

Raymond G. Smerge
2728 North Harwood
Dallas, Texas 75201
(214) 981-6530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15231R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Centex Corporation 75-0778259

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Nevada

	7.	Sole Voting Power

Number of		11,962,304

Shares	8.	Shared Voting Power

Beneficially		None

Owned by Each	9.	Sole Dispositive Power

Reporting		11,962,304

Person	10.	Shared Dispositive Power

With		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,962,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

64.87%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer
Item 4. Purpose of Transaction
Item 7. Material to Be Filed as Exhibits
Signature
EXHIBIT INDEX
EX-99.1 Distribution Agreement
EX-99.2 Agreement and Plan of Merger

Amendment No. 2 to Schedule 13D

     This Amendment No. 2 amends and supplements the Schedule 13D originally filed by Centex Corporation (“Centex”) on March 26, 1997, as amended by Amendment No. 1 thereto, dated June 10, 1997.

Item 1. Security and Issuer

     The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (“Common Stock”), of Centex Construction Products, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2728 North Harwood, Dallas, Texas 75201.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On July 21, 2003, (i) Centex and the Issuer entered into a Distribution Agreement, a copy of which is attached hereto as Exhibit 99.1 (the “Distribution Agreement”), and (ii) Centex, ARG Merger Corporation, a wholly owned subsidiary of Centex (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit 99.2 (the “Merger Agreement”), in order to provide for the distribution (the “Distribution”) by Centex of its entire equity interest in the Issuer to the holders of common stock, par value $.25 per share (“Centex Common Stock”), of Centex in a tax-free transaction. The Distribution and the other transactions contemplated by the Distribution Agreement and the Merger Agreement are expected to be completed on or about December 31, 2003, subject to certain conditions described in more detail below, including (i) receipt by Centex of a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”) providing that the Distribution and certain related transactions will qualify as tax-free transactions for federal income tax purposes and (ii) approval by the stockholders of the Issuer (including approval of a majority of the stockholders of the Issuer other than Centex) of the Reclassification (as defined below) of the common stock of the Issuer described below, which is necessary to permit the Distribution to be accomplished on a tax-free basis. The transactions contemplated by the Distribution Agreement and the Merger Agreement were approved by the Board of Directors of Centex and the Issuer on July 21, 2003.

     As of the date of this Amendment No. 2, Centex beneficially owns 11,962,304 shares of Common Stock, representing approximately 65% of the outstanding shares of such class. In order to effect the Distribution on a tax-free basis, Centex, Merger Sub and the Issuer have agreed, pursuant to the Merger Agreement, to seek to effect a reclassification of the common stock of the Issuer so that it will consist of two separate classes of common stock (the “Reclassification”). Pursuant to the Merger Agreement, Centex will contribute 9,220,000 of the shares of Common Stock owned by it (the “Contributed Shares”) to Merger Sub and Centex will retain the remaining 2,742,304 shares of Common Stock owned by it (the “Additional Shares”). Merger Sub will then merge with and into the Issuer, with the Issuer as the surviving corporation. As a result of the merger, (i) all the outstanding shares of common stock of Merger Sub (all of which are owned by Centex) will be converted into 9,220,000 shares of a new class of common stock of the Issuer to be designated as Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), (ii) all of the outstanding shares of Common Stock held by Merger Sub will be cancelled, with no consideration paid in exchange therefor and (iii) all other outstanding shares of Common Stock, including the Additional Shares, will remain outstanding. The Reclassification requires the approval of the holders of a majority of the outstanding shares of Common Stock at a special meeting of the stockholders of the Issuer to be called by the board of directors of the Issuer (the “Stockholders Meeting”). In addition, the Merger Agreement provides that the Reclassification must be approved by the holders of a majority of the shares of Common Stock (other than shares held directly or indirectly by Centex or Merger Sub) voted at the Stockholders Meeting.

     If the Reclassification is consummated, the outstanding common stock of the Issuer will consist of two separate classes consisting of approximately equal numbers of shares. Holders of the outstanding shares of Class B Common Stock will be entitled to elect at least 85% of the directors of the Issuer, but their rights will otherwise be identical to those of the holders of the shares of Common Stock. Holders of the outstanding shares of Common Stock will be entitled to elect up to 15% of the directors of the Issuer. Immediately after the Reclassification, the Board of Directors of the Issuer will consist of seven directors, six of which will be deemed directors elected by the holders of Class B Common Stock and one of which will be deemed a director elected by the holders of Common Stock. Holders of the outstanding shares of Class B Common Stock and Common Stock will, except as otherwise required by law, vote together on all matters other than the election of directors that are submitted to a vote of the stockholders of the Issuer.

     After the Reclassification, Centex has agreed, pursuant to the Distribution Agreement, to distribute to the holders of record of Centex Common Stock on a pro rata basis all of the shares of Class B Common Stock that it receives in the Reclassification and all of the Additional Shares. The Distribution will be made to the holders of record of Centex Common Stock as of a record date to be fixed by the Board of Directors of Centex, which is not expected to be determined until after the Stockholders Meeting. The obligations of Centex to effect the Distribution are subject to various customary and other conditions, including (i) the receipt of the IRS Ruling, (ii) the declaration and payment of the Cash Dividend (as defined below), (iii) the consummation of the Reclassification, (iv)

the registration of the Class B Common Stock pursuant to Form 8-A under Section 12(b) of the Securities Exchange Act of 1934, as amended and (v) the approval of the listing of the Class B Common Stock on the New York Stock Exchange, subject to official notice of issuance.

     Pursuant to the Distribution Agreement, the Issuer has also agreed to declare and pay a dividend (the “Cash Dividend”) to the holders of Common Stock as of a record date prior to the Distribution in an amount equal to $6.00 per share. The obligations of the Issuer to pay the Cash Dividend are subject to various customary and other conditions, which are similar to the conditions to the Distribution described above.

     In connection with the Reclassification, the Issuer will propose to amend its Restated Certificate of Incorporation (the “Certificate of Incorporation”) in order, among other things, to (i) eliminate the ability of the stockholders of the Issuer to act by written consent, (ii) create a classified board of directors consisting of three classes, (iii) eliminate the ability of the stockholders of the Issuer to call a special meeting of stockholders, (iv) require a supermajority vote by the Issuer’s stockholders to amend certain provisions of the Certificate of Incorporation, and (v) increase the authorized number of shares of capital stock of the Issuer. In addition, the Issuer will propose that its stockholders ratify the adoption of a stockholder rights plan to become effective upon the consummation of the Distribution. The foregoing proposals will be submitted as separate proposals to the stockholders of the Issuer at the Stockholders Meeting, and will not become effective unless the Reclassification is approved by the required vote at the Stockholders Meeting.

     Under the terms of the Distribution Agreement, the Issuer has agreed that, prior to the second anniversary of the Distribution, it will not (i) merge or consolidate with or into any other corporation in a transaction that would have the effect of causing or permitting one or more persons to acquire, directly or indirectly, stock representing a 50% or greater interest in the Issuer, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets in a single transaction or series of transactions, (iv) redeem or otherwise repurchase any Issuer stock (subject to certain exceptions) or (v) take any other action or actions which, in the aggregate, would have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50% or greater interest in the Issuer. However, the Issuer would be permitted to take any of the actions referred to in clauses (i) through (v) of the immediately preceding sentence, if, prior to taking such action, the Issuer has obtained a written opinion in form and substance reasonably acceptable to Centex of a law firm reasonably acceptable to Centex, or Centex has obtained (at the expense of the Issuer) a supplemental ruling from the IRS, that such action or actions will not result in the Distribution failing to qualify as a tax-free distribution.

     If the Issuer (or any of its subsidiaries) fails to comply with any of its obligations described in the foregoing paragraph or takes or fails to take any action on or after the date of the Distribution, and such failure to comply, action or omission is the direct and primary or exclusive cause to a determination that the Distribution fails to qualify as a tax-free distribution, then, subject to certain exceptions, the Issuer will indemnify and hold harmless Centex, each member of the consolidated group of which Centex is a member and each direct and indirect subsidiary of Centex from and against any and all federal, state and local taxes, including any interest, penalties or additions to tax, imposed upon or incurred by Centex, any member of its group, any of its direct or indirect subsidiaries or any stockholder of Centex as a result of the failure of the Distribution to qualify as a tax-free distribution. Subject to limited exceptions, the Issuer will also indemnify, defend and hold harmless Centex, each member of the consolidated group of which Centex is a member and each direct and indirect subsidiary of Centex from and against any liability (including established tax liabilities of Centex stockholders) arising from any inaccuracy in, or failure of the Issuer to comply with, any representation made by the Issuer to the IRS (or made by Centex to the IRS based upon information provided by the Issuer) in connection with the request by Centex for the IRS Ruling if the inaccuracy or failure was intentional or resulted from gross negligence on the part of the Issuer.

     Subject to limited exceptions, each of the Issuer and Centex has also agreed that neither will, directly or indirectly through any of its officers, directors, employees, representatives, securityholders or agents, solicit, initiate or encourage any inquiries, offers or proposals or any indication of interest or commence, continue or conduct any negotiations or enter into any agreement with respect to, or provide any nonpublic information regarding or in connection with, any proposal for the acquisition by any third party of any shares of capital stock of the Issuer from the Issuer or Centex or the acquisition of, or business combination with, the Issuer or its business or operations through any other means, until after the earlier of the termination of the Distribution Agreement in accordance with its terms or the consummation of the Distribution. Upon receipt of an unsolicited proposal of the type referred to in the immediately preceding sentence, each of Centex and the Issuer are obligated to inform the other of the terms and conditions, if any, of such proposal and the identity of the person making the proposal and to keep the other party promptly advised of all further communications relating to such proposal.

     The Distribution Agreement and the Merger Agreement can be terminated under various circumstances, including, but not limited to, (i) mutual written consent of the parties, (ii) by Centex in its sole discretion at any time prior to the filing of the certificate of merger relating to the Reclassification, without the approval of the Issuer or its stockholders, (iii) by the Issuer in the event of a material breach by Centex of a representation, warranty or covenant contained in the Distribution Agreement that would result in a material adverse effect to Issuer and has not been cured within 30 days, (iv) by Centex or the Issuer if the stockholders of the Issuer do not approve the Reclassification by the required vote at the Stockholders Meeting or (v) by Centex or the Issuer if the Reclassification has not been consummated by January 30, 2004 (subject to extension under certain circumstances). If the Distribution Agreement and the Merger Agreement are terminated without the Distribution having been consummated, Centex will pay all out-of-pocket expenses incurred by the Issuer in connection with the Distribution Agreement and the Merger Agreement.

     The foregoing is a summary of certain provisions of the Distribution Agreement and the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Distribution Agreement and the Merger Agreement, copies of which are attached as exhibits hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1	Distribution Agreement, dated as of July 21, 2003, between Centex Corporation and Centex Construction Products, Inc.

99.2	Agreement and Plan of Merger, dated as of July 21, 2003, among Centex Corporation, ARG Merger Corporation and Centex Construction Products, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTEX CORPORATION

By:	/s/ RAYMOND G. SMERGE

	Name:	Raymond G. Smerge

	Title:	Executive Vice President & Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Distribution Agreement, dated as of July 21, 2003, between Centex Corporation and Centex Construction Products, Inc.

99.2	Agreement and Plan of Merger, dated as of July 21, 2003, among Centex Corporation, ARG Merger Corporation and Centex Construction Products, Inc.